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                           June 8, 2023

       Leo Lu
       Chief Executive Officer
       Bitfufu Inc.
       111 North Bridge Road, #15-01
       Peninsula Plaza, Singapore 179098

                                                        Re: Bitfufu Inc.
                                                            Amendment No. 9 to
Draft Registration Statement on Form F-4
                                                            Submitted May 17,
2023
                                                            CIK No. 0001921158

       Dear Leo Lu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 21, 2023 letter.

       Amendment No. 9 to Draft Registration Statement on Form F-4

       Cover Page

   1. Please revise to prominently disclose your relationship and reliance on Bitmain in your ongoing business
operations, including:
                                                            that you rely on
Bitmain for the substantial majority of your hosting and supply agreements,
including the datacenters used for housing the mining hardware;
                                                            that the agreements
with Bitmain contain governing law provisions identifying Hong
                                                            Kong as the forum
for disputes;
                                                            that due to your
reliance on Bitmain, they may indirectly have significant influence over the operations
and financial condition of the company;
 Leo Lu
Bitfufu Inc.
June 8, 2023
Page 2
                that Bitmain is based in China, not a public reporting company, and their financial condition may not be available to Bitfufu investors or the Company;
                that Bitmain's interests may not be aligned with the interests of the Bitfufu's shareholders.
Results of Operations
Year ended December 31, 2022 compared to year ended December 31, 2021
Revenues, page 149

2.       We note the significant increase in your revenue from 2021 to 2022.
Expand your
         disclosures to identify and quantify the significant factors for the increase in revenue year over year. For example, for your cloud-mining solutions, separately quantify the increase in revenue from existing customers and new customers. Further, you currently disclose the number of bitcoins obtained during the year from your self-mining operations. Given the fluctuations of bitcoin price through the year, this disclosure by itself does not appear to provide a complete analysis of the increase in revenue. Further, we note your disclosure on page 140 that you are entitled to compensation regardless of whether the pool operator successfully records a block to the Bitcoin blockchain. As such, consider disclosing the amount of revenue recognized related to work without receiving bitcoin. Refer to Item
         303(b)(2) of Regulation S-K.
Cost of revenues, page 149

3. Expand your disclosure of cost of revenues from cloud-mining solutions to identify and quantify the significant factors that increased cost of revenue year over year. Refer to Item
         303(b)(2) of Regulation S-K.
Gross profit , page 150

4. Your disclosure indicates that the growth in gross profit margin in 2022 of your cloud mining solutions was due primarily due to the decrease in monthly purchase price of hash rate in 2022 while revenue recognized was in part associated with sales orders submitted in late 2021 or early 2022. In light of this disclosure, clarify whether you expect this gross profit margin to remain at current levels or the trend will decrease in line with the decline of Bitcoin price. Refer to Item 303(b)(2)(ii) of Regulation S-K. Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Cloud mining
FirstName     solutions, page
           LastNameLeo    Lu F-56
Comapany
5.         NameBitfufu
       We continue       Inc. your responses to prior comments 2 and 3 and may
have further
                    to evaluate
June 8,comments.
        2023 Page 2
FirstName LastName
 Leo Lu
FirstName
Bitfufu Inc.LastNameLeo Lu
Comapany
June 8, 2023NameBitfufu Inc.
June 8,
Page 3 2023 Page 3
FirstName LastName
Cryptocurrency self-mining revenue, page F-59

6. We continue to evaluate your response to prior comments 5 and 6 and may have further comments regarding your self-mining revenue recognition policy.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Andrei Sirabionian